FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated January 9, 2006 announcing that Registrant will be providing a 2,400 site satellite based VSAT network for major Brazilian cosmetics chain, O Boticário, and also that all resolutions brought before the shareholders at Registrant’s Special General Meeting held on December 27, 2005 have been approved.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: December 9, 2006

Gilat provides a 2,400 site satellite based VSAT network for major Brazilian cosmetics chain, O Boticário

Agreement has been implemented through Gilat’s long time customer and major satellite solutionsprovider, Embratel/ StarOne; Deployment of first 1,000 sites has been completed

The Company also announced the approval of all resolutions brought before the shareholders at its Special General Meeting held on December 27, 2005

Petah Tikva, Israel, January 9, 2006 – Gilat Satellite Networks Ltd. (NASDAQ: GILTF), today announced the implementation of an agreement with its long time customer Embratel and its satellite subsidiary StarOne, to deploy a 2,400 site satellite-based VSAT network for the largest cosmetics chain in Brazil, O Boticário Comercial Farmaceutica Ltda.(O Boticário).

The remote sites are being deployed throughout O Boticário stores, including various locations in airports, supermarkets and shopping centers throughout Brazil. One thousand sites have already been implemented, with the remaining to be installed in the first half of 2006.

As part of a consortium with Embratel, StarOne is responsible for the implementation of a Multi-Service Communication System that will handle the communication needs of retail stores throughout the country. In order to meet this demand, Gilat has been chosen to provide a variety of applications supported by VSATs, including credit card authorization, Internet access, voice over IP, video, audio and IP multicast used for distance learning, music clips distribution, management presentations to employees or product launch initiatives and advertisements. Specifically, O Boticário will utilize the multicasting capability to ensure that the same source of information and the same exact message is delivered to store employees.

StarOne’s Broadband Director, Ricardo Cruz, said “We are pleased to continue in our long lasting relationship with Gilat and work together with the Company towards another satellite network based project. We have chosen Gilat due to our previous experience with its leading technology, its ability to offer our customers an efficient use of space segment and the advantage of providing a speedy implementation schedule.”

Russell Ribeiro, General Manager of Gilat do Brazil, said, “This agreement is further proof of our ongoing commitment to helping Embratel and StarOne offer the most advanced VSAT technology and applications to their customers. After working with Embratel to deploy thousands of VSATs throughout Brazil, this contract demonstrates our ability to fulfill the diverse networking requirements of their most demanding enterprise customers.”

Ribeiro added, “It is gratifying to see our concept of VSAT networking put into practice – where one platform is used to accommodate a wide range of services with low cost of ownership.  We are dedicated to using our significant local-office resources to ensure that this project meets O Boticário’s high expectations in attending to all its stores throughout the country, serving thousands of people daily.”

The Company also announced the approval of all resolutions brought before the shareholders at its Special General Meeting held on December 27, 2005. In addition, the Company’s Chairman of the Board and Chief Executive Officer, Amiram Levinberg, will be presenting at the Needham Growth Conference in New York on Thursday, January 12, 2006. A copy of this presentation will also be available under the Investor section of the Company’s website at www.gilat.com from January 12, 2006.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides in North America, managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and offers rural telephony and internet access solutions to remote areas mainly in Latin America via Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com

About StarOne
StarOne is the largest satellite solutions company in Latin America. Created in November 2000, StarOne is the result of a partnership between Embratel (Telmex Group), holding an 80 percent share and SES Global, the largest satellite company in the world, carrying a 20 percent share. In only four years of operation, StarOne recorded sales for 2004 of R$404.8 million and net profits of R$197.7 million.

Visit Star One at www.starone.com.br

About O Boticário
O Boticário began its operations in 1977 with a small pharmacy store. Since this time, O Boticário has become the first Brazilian Company to implement a store franchising system. Today, the Company employs more than 10,000 people within its major franchise operation in Brazil and has revenues of over US$720M in 2004.

O Boticário has also expanded its borders with its first international store built in 1985 in Lisbon. Today, the Company owns Portugal’s largest franchising network with 69 stores. This network has also expanded to countries such as Paraguay, Peru, and Bolivia, in addition to 399 points of sale sites scattered throughout Japan.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +972 3 925 2408; E-mail: shirag@gilat.com

Gilat Investor Contact:
Tal Payne
Chief Financial Officer
Tel: +972 3 925 2266; E-mail: talp@gilat.com